Filed by RadNet, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: iCAD Inc.

Commission File Number: 001-09341

Explanatory Note: The following was used at an iCAD, Inc. employee townhall held on April 29, 2025, in connection with RadNet, Inc.’s proposed acquisition of iCAD, Inc.

iCAD Town Hall April 29, 2025 Creating a world where Cancer Can’t Hide.

No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualif ica tion under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus me eting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Important Information about the Proposed Transaction and Where to Find It In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file wit h t he Securities and Exchange Commission (“SEC”) a registration statement on Form S - 4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the regist ration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the propos ed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the propos ed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendme nts or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed tra nsaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S - 4 and the proxy statement/prospectus (when available), and ot her documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by con tac ting RadNet’s Investor Relations by telephone at (310) 445 - 2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD ca n b e obtained by contacting iCAD’s Investor Relations by telephone at (608) 882 - 5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference). Participants in the Solicitation RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of prox ies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 20 25 annual meeting of stockholders, which was filed with the SEC on April 28, 2025. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 ann ual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have b een or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other informat ion regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through th e w ebsite maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "outlook," "plan," "potential," "possible," "predict," "project," "seek, "should," "target," "will" or "would," the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet's and iCAD's business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet's and iCAD's control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's current beliefs, expectations and assumptions regarding the future of RadNet's and iCAD's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet's and iCAD's control. RadNet's, iCAD's and RadNet's actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet's and iCAD's businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management's time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet's securities to be issued in the proposed merger, and (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet's and iCAD's respective filings with the SEC, including the risk factors discussed in RadNet's and iCAD's most recent Annual Reports on Form 10-K, as amended, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

4 4 1. WELCOME – Dana 2. SPECIAL GUESTS -- DeepHealth 3. RECAP: PHASES AND TIMELINE - Dana 4. REMINDER: COMMUNICATION PROTOCOL - Dana 5. RECAP: WHAT’S NEXT – Dana 6. SBI 2025 IN REVIEW – Jeremy 7. STAFF RECOGNITION – Brian 8. Q &A Agenda

5 Welcome Deep Health ▪ Kees Wesdorp , President and Chief Executive Officer ▪ Sanjog Misra , Chief Commercial Officer ▪ Sham Sokka , PhD., Chief Operating and Technology Officer

RadNet - A national leader in diagnostic imaging services and digital health solutions

RadNet

398 Imaging Centers

Largest owner and operator of outpatient imaging centers in the U.S.

26 Joint Ventures

Health System Joint Ventures across the country

1000+

Contracted radiologists read for RadNet nationally

2M Annual Mammograms

Performing 5% of all Mammograms in the U.S.

300K Annual chest CT exams

A national lung screening leader

Equitable Care

Patients gain access to expert radiologists and advanced technology

Worldwide Leader in Imaging AI

State-of-the-art AI tools for breast, lung, and prostate cancer screening

Industry Leading IT Solutions

Complete viewing, scheduling, patient outreach tracking, image storage, and reporting platform deephealth

Global leader in AI - powered health informatics 400+ Customers worldwide* Integrating capabilities Diverse patient data Large data sets enable development, validation, and impact across diverse patient populations Global footprint with local clinical expertise RadNet’s Digital Health segment * Direct and distributors

Our unique capabilities

Vertically integrated

Rapid iteration, validation and prototyping

Clinical AI solutions in breast, lung, prostate, and brain health

High **innovation speed** and time to market

Clinically proven

800+ **Clinical sites** and 3,000+ radiologists

Demonstrated **clinical impact,** e.g., 21% increase in breast cancer detection rate[1]

Clinical effectiveness across **diverse populations**

Delivering at scale

20M+ Managed **imaging studies** per year

300+ AI-powered cancer **screening sites** in the US and Europe

1.3M+ AI-powered **diagnoses** per year

[1] *SmartMammo Dx + SmartRecalls (Assure) used in a safeguard review process improved cancer detection rate by 21% in a study of over 575,000 patients, showing the same benefits across racial subgroups and patients with different breast densities. Data on file.*

deephealth

Acquisition expected to create attractive potential synergies

Cost synergies

- $7M+ run rate cost synergies identified:
  - ~$4M direct savings, e.g., board of directors, public company costs, audits, etc.
  - ~$3M by fulfilling pre-existing hiring plans of DeepHealth

Commercial synergies

- DeepHealth offerings into iCAD installed base
- Access to 50+ countries, European growth acceleration in screening solutions
- Shared funnel opportunities

Product synergies

- Highly complementary offerings on day 1
- Additional future products such as Breast Arterial Calcification* and Image-based Risk Assessment*
- Expanded Product, R&D & Regulatory capacity to accelerate new solutions

** Subject to regulatory approval*

deephealth

Most comprehensive Breast AI Portfolio

From AI only to complete technology stack for Enhanced Screening

Value → Clinical Impact
Workflow Efficiency
Revenue Generation


AI

AI Detection

iCAD ProFound®


AI

AI with Integrated viewing and reporting

AI Detection
+ Workflow Efficiency

deephealth SmartMammo™


AI

Safeguard Review



AI Detection
+ Workflow Efficiency
+ Recall Reduction

deephealth SmartMammo™
+ SmartRecalls[1]

[1] Previously known as Assure.

deephealth

Improving operational efficiency, clinical excellence, and the delivery of care Profound & SmartMammo TM Lung Prostate Brain Operations Suite TM Diagnostic Suite TM TechLive TM DeepHealth RIS/PACS Enterprise Imaging Population Health Portfolio of solutions

Recap: Phases and Timeframes

Phase 1 – Sign – Began April 15

Between Phase 1 and 2: Workstreams

- Refine anticipated Revenue and cost synergies
- People meet People
- Big picture Product Roadmap synergies

Phase 2 - Close (late 2Q/3Q)

- Announcements by iCAD and DeepHealth in parallel
- iCAD employee welcome to DeepHealth (Day 1)
- Integration workstreams kick-off led by DeepHealth

Phase 3 – Integration Milestone 1 (approximately 90 days post Close)

Phase 4 - Integration Milestone 2

- Present integrated team and roadmap at RSNA 2025, late November/early December

12

13 Reminder: Communications Protocol Until the deal is closed, iCAD and DeepHealth cannot and will not reach out or communicate with each other’s employees, customers, or partners. All forms of communications related to the potential merger need to be aligned with: Michelle Strong, COO, mstrong@icadmed.com Dana Brown, President & CEO, dbrown@icadmed.com

14 Recap: What’s Next What Can You Do? • Hit your Milestones and Deliverables for Q2! • Bubble up questions and concerns • Don’t be afraid if there isn’t a steady stream of “merger news”…both companies enter into a quiet period until we reach Phase 2: Close • Uphold the communications protocol What will We as Leadership do? • We too are focused on meeting our milestones and deliverables • We are committed to frequent, open communications • We too have questions and have to be patient • We too uphold the communications protocol Summary: • Together, let’s knock it out of the park for Q2! • Together, let’s communicate openly and frequently!

15

16 SBI 2025 SOCIETY OF BREAST IMAGING SYMPOSIUM Colorado Springs, CO | April 24 - 27 1600+ Attendees | 77 Exhibitors | Rapidly Growing AI Focus iCAD by the Numbers (Early Data) 8 + Partner Meetings (e.g. GE, Koios, Ramsoft ) 104 Booth Engagements (+9 YoY) 40 Customer Event Attendees (47 Pre - Registrants) Marketing Campaign Summary (YoY Performance) Clicked Email Open Rate Opened Emails Delivered Year 1,297 10.57% 4110 38,878 2024 2,202 17.77% 7513 42,270 2025* 69.8% 68.1% 82.8% 8.7% YoY 2025 Meetings ▪ 32 Pre - Booked ▪ ~30 Held *Campaign Running Through End of W eek ! Digital Ads (Geo - Fence) + Mobile App Push Notifications 2,374 Radiologist Reached | 48,000 + Impressions | 500+ Clicks (Web Visits)

17 New Hires – Welcome to iCAD! Mark Koeniguer, Chief Commercial Officer Privileged and Confidential

18 Q & A